CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the second and two quarters ended October 2, 2022
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated November 1, 2022 and provides information concerning our results of operations and financial condition for the second and two quarters ended October 2, 2022. All figures are presented in Canadian (“CAD”) dollars, unless otherwise noted. You should read this MD&A together with our unaudited condensed consolidated interim financial statements as at and for the second and two quarters ended October 2, 2022 (“Interim Financial Statements”) and our audited consolidated financial statements and the related notes for the fiscal year ended April 3, 2022 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the fiscal year ended April 3, 2022 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs, or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan, and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:
•our ability to continue operating our business amid the societal, political, and economic disruption caused by the novel coronavirus pandemic (“COVID-19”) and recent and ongoing geopolitical events;
•limited disruption to our DTC channel, including store closures, whether caused by COVID-19 and recent and ongoing geopolitical events or other events;
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers, and distributors;

Canada Goose Holdings Inc.	Page 1 of 54

•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property;
•the continued absence of material global supply chain disruptions to our business and ability to fulfill demand and maintain sufficient inventory levels, which we continue to monitor; and
•the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:
•risks and global disruptions associated with the ongoing COVID-19 pandemic and geopolitical events, which may further affect general economic and operating conditions;
•additional potential closures or retail traffic disruptions impacting our retail stores and the retail stores of our wholesale partners as a result of COVID-19;
•we may not open new retail stores or expand e-Commerce access on our planned timelines;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;
•our indebtedness may adversely affect our financial condition, and we may not be able to refinance or renegotiate such indebtedness on favourable or satisfactory terms;
•an economic downturn and general economic conditions (for example, inflation and rising interest rates) may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•global political events, including the impact of political disruptions and protests, which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally;
•our ability to manage inventory and forecast our inventory need and to manage our production distribution networks. In anticipation of our expected growth and as an important hedge against inflation, we have built up our inventory to elevated levels. If our supply exceeds demand, we may be required to take certain actions to reduce inventory which could damage our brand;
•we may not be able to protect or preserve our brand image and proprietary rights;
•the success of our business strategy;
•our ability to manage our exposure to data security and cyber security events;

Canada Goose Holdings Inc.	Page 2 of 54

•disruptions to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
•fluctuations in raw material costs, interest rates and currency exchange rates; and
•we may be unable to maintain effective internal controls over financial reporting.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and are presented in millions of Canadian dollars, except where otherwise indicated. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures and Other Specified Financial Measures” below.
The Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in note 2 to the Annual Financial Statements. The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements as described in note 2 to the Interim Financial Statements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” and “US$” refer to U.S. dollars, “GBP” refers to British pounds sterling, “EUR” refers to euros, “CHF” refers to Swiss francs, “CNY” refers to Chinese yuan, ”RMB” refers to Chinese renminbi, “HKD” refers to

Canada Goose Holdings Inc.	Page 3 of 54

Hong Kong dollars, and “JPY” refers to Japanese yen unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.
All references to “fiscal 2020” are to the Company’s fiscal year ended March 29, 2020; to “fiscal 2021” are to the Company’s fiscal year ended March 28, 2021; to “fiscal 2022” are to the Company’s fiscal year ended April 3, 2022; and to “fiscal 2023” are to the Company’s fiscal year ending April 2, 2023.
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2022 was the first 53-week fiscal year, ended on April 3, 2022, and the additional week was added to the third quarter ended January 2, 2022.
Certain comparative figures have been reclassified to conform with the current year presentation. Depreciation and amortization for amounts not included in costs of goods sold, which were previously presented in a separate line item, are reflected in the presentation of selling, general & administrative (“SG&A”) expenses.

Canada Goose Holdings Inc.	Page 4 of 54

SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the second and two quarters ended October 2, 2022 compared to the second and two quarters ended September 26, 2021, and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages. See “Results of Operations” for additional details.

CAD $ millions (except per share data)	Second quarter ended				Two quarters ended
	October 2, 2022	September 26, 2021²		% Change	October 2, 2022	September 26, 2021²		% Change
Statement of Operations data:
Revenue	277.2	232.9		19.0%	347.1	289.2		20.0%
Gross profit	165.8	135.0		22.8%	208.5	165.7		25.8%
Gross margin	59.8%	58.0%	180	bps	60.1%	57.3%	280	bps
Operating income (loss)	4.7	12.6		(62.7)%	(76.0)	(49.2)		(54.5)%
Net income (loss)	5.0	9.9		(49.5)%	(58.6)	(47.6)		(23.1)%
Net income (loss) attributable to shareholders of the Company	3.3	9.9		(66.7)%	(59.1)	(47.6)		(24.2)%
Earnings (loss) per share attributable to shareholders of the Company
Basic	$0.03	$0.09		(66.7)%	$(0.56)	$(0.43)		(30.2)%
Diluted	$0.03	$0.09		(66.7)%	$(0.56)	$(0.43)		(30.2)%
Non-IFRS Financial Measures:[1]
Adjusted EBIT	29.6	17.4		70.1%	(46.0)	(43.9)		(4.8)%
Adjusted EBIT margin	10.7%	7.5%	320	bps	(13.3)%	(15.2)%	190	bps
Adjusted net income (loss) attributable to shareholders of the Company	23.0	14.1		63.1%	(35.5)	(36.7)		3.3%
Adjusted net income (loss) per basic share attributable to shareholders of the Company	$0.22	$0.13		69.2%	$(0.34)	$(0.33)		(3.0)%
Adjusted net income (loss) per diluted share attributable to shareholders of the Company	$0.22	$0.13		69.2%	$(0.34)	$(0.33)		(3.0)%
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
2The Company adopted a change in accounting policy for the year ended April 3, 2022, on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.

Canada Goose Holdings Inc.	Page 5 of 54

Segments
Our reporting segments align with our sales channels: Direct-to-Consumer (“DTC”), Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income. As at October 2, 2022, our DTC segment included sales to customers through our 56 national e-Commerce markets and 45 directly operated permanent retail stores across North America, Europe, and Asia Pacific. Through our Wholesale segment, we sell to a mix of retailers and international distributors, who are partners that have partial or full exclusive territory rights to sell our products to a particular market through their own DTC channels or local wholesalers. The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale segments, such as sales to employees and SG&A expenses.
Factors Affecting our Performance
We believe that our performance depends on many factors including those discussed below.
•Growth in our DTC Channel. We plan to continue executing our global strategy through expansion in our DTC segment, though the scale of such expansion may be delayed due to current global conditions.
•COVID-19 pandemic. COVID-19 continues to impact the global economy and public health officials have imposed restrictions and recommended precautions to mitigate the spread of the virus. While restrictions have been lifted to varying degrees in markets around the world, we continue to be impacted to some extent. Store operations have largely resumed across our global store network with the exception of the Asia Pacific region, which was negatively impacted by COVID-19 related restrictions resulting in store closures, reduced hours, and significantly lower retail traffic.
Global supply chain disruptions continue from the ongoing challenges related to COVID-19 and global political events, however these disruptions have not materially impacted our ability to fulfill demand and maintain sufficient inventory levels. We continue to anticipate and monitor escalating costs based both on freight constraints and required speed to stage inventory or deliver to consumers.
Future developments relating to COVID-19 are highly uncertain and out of our control. Prolonged disruptions due to the pandemic, including the emergence of the new COVID-19 variants and mutations, may negatively impact our operations and result in temporary closures of our retail stores and manufacturing facilities, as well as our wholesale partners, lower retail store traffic, and impacts on our supply chain.
•New Products. We intend to continue investing in innovation and the development and introduction of new products across styles, uses, and climates. This includes Canada Goose footwear and Baffin branded footwear through Baffin’s own distinct sales channels.

Canada Goose Holdings Inc.	Page 6 of 54

•Global political events and other disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, inflation and social unrest that are affecting consumer spending, interest rates, credit markets, and foreign exchange in certain countries and travel corridors.
We remain concerned about the conflict in Ukraine and impact on human life for those affected. We continue to suspend all wholesale and e-Commerce sales to Russia, which represented less than 1% of total annual revenue in fiscal 2022. We have been, and may in the future be, impacted by widespread protests and other disruptions. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted.
Inflationary pressures may persist in future fiscal periods. Such pressures may have an adverse effect on our ability to maintain current gross margin and SG&A expenses as a percentage of revenue. We continue to monitor the current macroeconomic conditions; however to date these pressures have not materially impacted our operations.
•Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 82.4% and 86.8% of our annual wholesale revenue in the combined second and third fiscal quarters of fiscal 2022 and fiscal 2021, respectively. Additionally, we generated 85.0% and 89.3% of our annual DTC revenue in the combined third and fourth fiscal quarters of fiscal 2022 and fiscal 2021, respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT1 in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT1 among others can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods.
1    Adjusted EBIT is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Guided by expected demand and wholesale orders, we typically manufacture on a linear basis throughout the fiscal year. Net working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on the Revolving Facility (as defined below), the Mainland China Facilities (as defined below), and the Japan Facility (as defined below). Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2022, 2021, and 2020, we generated 72.5%, 67.9%, and 62.3%, respectively, of our revenue in currencies other than Canadian dollars. Accordingly, we are exposed to the effect of translating the results of our foreign operations into Canadian dollars. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As a result, we are exposed to foreign currency exchange fluctuations on multiple currencies. As part of

Canada Goose Holdings Inc.	Page 7 of 54

our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies.
We are further exposed to translation and transaction risks associated with foreign currency exchange fluctuations on foreign currencies denominated principal and interest amounts payable on the Mainland China Facilities, the Japan Facility, the Revolving Facility, and the Term Loan Facility (as defined below). The Company has entered into foreign exchange forward contracts to hedge a portion of the exposure to foreign currency exchange on the principal amount of the Term Loan Facility.
See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk” below.
The main foreign currency exchange rates that impact our business and operations as at and for the second and two quarters ended October 2, 2022 and for the fiscal year ended April 3, 2022 are summarized below:

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2023
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	YTD	October 2, 2022
USD/CAD	1.2765	1.3061	—	—	1.2913	1.3707
EUR/CAD	1.3590	1.3140	—	—	1.3365	1.3383
GBP/CAD	1.6031	1.5350	—	—	1.5691	1.5098
CHF/CAD	1.3232	1.3507	—	—	1.3370	1.3986
CNY/CAD	0.1932	0.1906	—	—	0.1919	0.1923
HKD/CAD	0.1627	0.1664	—	—	0.1646	0.1746
JPY/CAD	0.0098	0.0094	—	—	0.0096	0.0095

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2022
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2022	April 3, 2022
USD/CAD	1.2280	1.2601	1.2600	1.2663	1.2536	1.2512
EUR/CAD	1.4804	1.4852	1.4409	1.4218	1.4571	1.3816
GBP/CAD	1.7170	1.7367	1.6991	1.6995	1.7131	1.6399
CHF/CAD	1.3485	1.3723	1.3669	1.3707	1.3646	1.3514
CNY/CAD	0.1902	0.1948	0.1971	0.1995	0.1954	0.1966
HKD/CAD	0.1581	0.1620	0.1618	0.1622	0.1610	0.1597
    Source: Bank of Canada

Canada Goose Holdings Inc.	Page 8 of 54

Components of Our Results of Operations
Revenue
DTC revenue consists of sales through our e-Commerce operations and retail stores. DTC revenue is recognized upon delivery of the goods to the customer and when consideration is received, net of an estimated provision for sales returns.
Wholesale revenue comprises sales to third party resellers, which includes retailers and distributors of our products. Wholesale revenue from the sale of goods, net of an estimated provision for sales returns, discounts, and allowances, is recognized when control of the goods has been transferred to the reseller, which, depending on the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third party warehouse, or arrive at the reseller’s facilities.
Other revenue comprises sales not directly allocated to the DTC or Wholesale segments, including sales to employees and, in fiscal 2021, sales of personal protective equipment (“PPE”) to federal, provincial, and local health authorities.
Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales comprises the cost of manufacturing our products and goods purchased from other manufacturers, including raw materials, direct labour, and overhead, plus freight, duties, and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties or to our retail stores. Cost of sales also includes depreciation on our manufacturing right-of-use assets and plant assets as well as inventory provisions, and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced in both Canadian dollars and U.S. dollars), manufacturing labour rates, and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue.
SG&A Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our e-Commerce customers, retail stores, and wholesale partners. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations, as well as depreciation and amortization. Foreign exchange gains and losses are recorded in SG&A expenses and comprise the translation of assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries, including cash balances, a portion of our Revolving Facility, the Term Loan Facility, the Mainland China Facilities, the Japan Facility, mark-to-market adjustments on derivative contracts, gains or losses associated with our term loan hedges, and realized gains and losses on settlement of foreign currency denominated assets and liabilities.
Selling costs, other than headcount-related costs, generally correlate to revenue timing and would typically experience similar seasonal trends. As a percentage of sales, we expect these selling costs to change as our business evolves. This change has been and is expected to be primarily driven by the expansion of our DTC segment, including the investment required to support e-Commerce sites and retail stores. Retail store costs are mostly fixed and are incurred throughout the year.

Canada Goose Holdings Inc.	Page 9 of 54

General and administrative expenses represent costs incurred in our corporate offices, primarily related to marketing, personnel costs (including salaries, variable incentive compensation, benefits, and share-based compensation), technology support, and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future.
Depreciation and amortization represent the economic benefit incurred in using the Company’s property, plant and equipment, intangible assets, and right-of-use assets. We expect depreciation and amortization to increase, primarily driven by the expansion of our DTC segment and information technology-related expenditures to support growth.
Operating Income
Operating income is our gross profit less SG&A expenses. Operating margin measures our operating income as a percentage of revenue.
Net interest, finance and other costs
Net interest, finance and other costs represents interest expense on our borrowings including the Revolving Facility, the Term Loan Facility, the Mainland China Facilities, the Japan Facility, and lease liabilities, as well as standby fees and other financing costs, net of interest income. Net interest, finance and other costs also includes the fair value remeasurements of the contingent consideration and put option liability related to the Joint Venture Agreement.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events.

Canada Goose Holdings Inc.	Page 10 of 54

BUSINESS COMBINATION
On April 4, 2022, the Company and a former distributor of the Company's products in Japan, Sazaby League, Ltd. (“Sazaby League”), entered into an agreement (the “Joint Venture Agreement”) to form a joint venture (the “Japan Joint Venture”) pursuant to which the Company acquired 50% of the issued and outstanding voting shares of the legal entity comprising the joint venture, Canada Goose Japan, K.K. (“CG Japan”), on April 4, 2022. CG Japan was established to market, distribute and sell Canada Goose products, and to operate retail stores and e-Commerce in Japan. The Japan Joint Venture includes a permanent Canada Goose retail store in Tokyo, a national e-Commerce site, as well as wholesale points of distribution across the country. Total purchase consideration for the transaction was $22.6m which comprises cash consideration of $2.6m plus deferred contingent consideration with an estimated fair value of $20.0m. During the second quarter ended October 2, 2022, the Company remeasured the contingent consideration resulting in an estimated fair value of $15.0m.
CG Japan’s results of operations have been consolidated with those of the Company from the date of the formation of the Japan Joint Venture. Prior to the establishment of CG Japan, the Company sold its products to the former distributor. The majority of sales historically occurred in the first and second quarters and were recorded in the Wholesale operating segment. Going forward, it is expected that CG Japan’s revenue and results of operations will be aligned to our respective operating segments and are expected to occur more in line with the seasonality of the Company's Wholesale and DTC segments, which is expected to have an impact on the timing of the revenue we recognize in Japan.
In connection with the business combination, the Joint Venture Agreement includes a put option that allows the non-controlling shareholder to sell its 50% interest to the Company within six months after certain circumstances constituting a "put option trigger" event occurs. If the put option is not exercised during such six-month period the put option will expire. The Company established a financial liability for the put option in respect of the non-controlling interests.

Canada Goose Holdings Inc.	Page 11 of 54

RESULTS OF OPERATIONS
For the second quarter ended October 2, 2022 compared to the second quarter ended September 26, 2021
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Second quarter ended		$ Change	% Change
	October 2, 2022	September 26, 2021²
Statement of Operations data:
Revenue	277.2	232.9	44.3	19.0%
Cost of sales	111.4	97.9	(13.5)	(13.8)%
Gross profit	165.8	135.0	30.8	22.8%
Gross margin	59.8%	58.0%		180	bps
SG&A expenses	161.1	122.4	(38.7)	(31.6)%
SG&A expenses as % of revenue	58.1%	52.6%		(550)	bps
Operating income	4.7	12.6	(7.9)	(62.7)%
Operating margin	1.7%	5.4%		(370)	bps
Net interest, finance and other costs	6.8	7.9	1.1	13.9%
(Loss) income before income taxes	(2.1)	4.7	(6.8)	(144.7)%
Income tax recovery	(7.1)	(5.2)	1.9	36.5%
Effective tax rate	338.1%	(110.6)%		44,870	bps
Net income	5.0	9.9	(4.9)	(49.5)%
Net income attributable to non-controlling interest	1.7	—	(1.7)	100.0%
Net income attributable to shareholders of the Company	3.3	9.9	(6.6)	(66.7)%
Weighted average number of shares outstanding
Basic	105,334,265	109,780,547
Diluted	105,864,969	110,805,942
Earnings per share attributable to shareholders of the Company
Basic	$0.03	$0.09	(0.06)	(66.7)%
Diluted	$0.03	$0.09	(0.06)	(66.7)%
Non-IFRS Financial Measures:[1]
Adjusted EBIT	29.6	17.4	12.2	70.1%
Adjusted EBIT margin	10.7%	7.5%		320	bps
Adjusted net income attributable to shareholders of the Company	23.0	14.1	8.9	63.1%
Adjusted net income per basic share attributable to shareholders of the Company	$0.22	$0.13	0.09	69.2%
Adjusted net income per diluted share attributable to shareholders of the Company	$0.22	$0.13	0.09	69.2%
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
2The Company adopted a change in accounting policy for the year ended April 3, 2022, on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.

Canada Goose Holdings Inc.	Page 12 of 54

Revenue
Revenue for the second quarter ended October 2, 2022 was $277.2m, an increase of $44.3m or 19.0%, from $232.9m for the second quarter ended September 26, 2021. Revenue generated from our DTC channel represented 34.2% of total revenue for the second quarter ended October 2, 2022 compared to 35.2% for the second quarter ended September 26, 2021. On a constant currency1 basis, revenue increased by 22.3% for the second quarter ended October 2, 2022 compared to the second quarter ended September 26, 2021. The strength of the US dollar compared to the Canadian dollar in the quarter was outweighed by depreciation of the pound sterling and euro relative to the Canadian dollar.

	Second quarter ended		$ Change			% Change
CAD $ millions	October 2, 2022	September 26, 2021	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	94.8	82.0	12.8	2.4	15.2	15.6%	18.5%
Wholesale	180.7	149.1	31.6	5.2	36.8	21.2%	24.7%
Other	1.7	1.8	(0.1)	—	(0.1)	(5.6)%	(5.6)%
Total revenue	277.2	232.9	44.3	7.6	51.9	19.0%	22.3%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
DTC
Revenue from our DTC segment was $94.8m for the second quarter ended October 2, 2022 compared to $82.0m for the second quarter ended September 26, 2021. The increase of $12.8m or 15.6% was attributable largely to continued retail expansion, with 45 permanent stores in the current quarter compared to 38 permanent stores in the comparative quarter. In the second quarter ended October 2, 2022, we were negatively impacted by COVID-19 related restrictions in the Asia Pacific region, which resulted in temporary store closures, reduced hours, and significantly lower retail traffic, which were not prevalent in the comparative quarter. DTC comparable sales growth2 was (4.0%), which included positive comparable sales growth in all geographies excluding Mainland China.
2DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment was $180.7m for the second quarter ended October 2, 2022 compared to $149.1m for the second quarter ended September 26, 2021. The increase of $31.6m or 21.2% was attributable to earlier order book fulfillment, and an increase in order book value. Prior to the Japan Joint Venture, all revenue related to the Japanese market was recorded in the Wholesale channel. As a result of the Japan Joint Venture, the Company expects the sales to occur more in line with the seasonality of the Company's Wholesale and DTC segments. See “Joint Venture” for a description of the Japan Joint Venture.

Canada Goose Holdings Inc.	Page 13 of 54

Other
Revenue from our Other segment was $1.7m, principally from sales to employees, for the second quarter ended October 2, 2022 compared to $1.8m for the second quarter ended September 26, 2021.
Revenue by geography

	Second quarter ended		$ Change			% Change
CAD $ millions	October 2, 2022	September 26, 2021	As reported	Foreign exchange impact	In constant currency[2]	As reported	In constant currency[2]
Canada	58.7	46.9	11.8	—	11.8	25.2%	25.2%
United States	74.2	61.7	12.5	(0.6)	11.9	20.3%	19.3%
Asia Pacific	56.4	58.9	(2.5)	2.1	(0.4)	(4.2)%	(0.7)%
EMEA[1]	87.9	65.4	22.5	6.1	28.6	34.4%	43.7%
Total revenue	277.2	232.9	44.3	7.6	51.9	19.0%	22.3%
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
2Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Revenue increased across all regions except for Asia Pacific for the second quarter ended October 2, 2022 compared to the comparative quarter. Canada, the United States and EMEA continued to experience increased sales within existing stores. DTC comparable sales growth2 was (4.0%), which included positive comparable sales growth in all geographies excluding Mainland China. EMEA experienced a larger increase in Wholesale order book value relative to the other geographies. Asia Pacific results were negatively impacted by COVID-19 related restrictions resulting in store closures, reduced hours and significantly lower retail traffic. Partially offsetting these negative impacts was increased revenue in the Japanese market within DTC and Wholesale as a result of the Japan Joint Venture.
Gross Profit
Gross profit and gross margin for the second quarter ended October 2, 2022 were $165.8m and 59.8%, respectively, compared to $135.0m and 58.0%, respectively, for the second quarter ended September 26, 2021. The increase in gross profit of $30.8m was attributable to higher revenue as noted above and gross margin expansion. Gross margin in the current quarter was favourably impacted by pricing, lower product costs largely driven by normalized efficiencies in our manufacturing facilities, and favourable channel mix from the conversion of Japan distributor sales to wholesale due to the now consolidated Japan Joint Venture. The increase in gross margin was partially offset by a lower proportion of parka sales and the unfavourable impact of the fair value inventory acquisition adjustment on sales related to the Japan Joint Venture.

Canada Goose Holdings Inc.	Page 14 of 54

	Second quarter ended
	October 2, 2022		September 26, 2021
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	Change in bps
DTC	73.0	77.0%	59.6	72.7%	13.4	430	bps
Wholesale	92.1	51.0%	74.7	50.1%	17.4	90	bps
Other	0.7	41.2%	0.7	38.9%	—
Total gross profit	165.8	59.8%	135.0	58.0%	30.8	180	bps
DTC
Gross profit in our DTC segment was $73.0m for the second quarter ended October 2, 2022 compared to $59.6m for the second quarter ended September 26, 2021. The increase of $13.4m in gross profit was attributable to higher revenues as noted above and gross margin expansion. The gross margin was 77.0% for the second quarter ended October 2, 2022, an increase of 430 bps compared to 72.7% in the comparative quarter. During the second quarter ended October 2, 2022, gross margin was favourably impacted by lower product costs (+240 bps) largely driven by normalized efficiencies in our manufacturing facilities and pricing (+190 bps), partially offset by the unfavourable impact of the fair value inventory acquisition adjustment on sales related to the Japan Joint Venture (-60 bps).
Wholesale
Gross profit in our Wholesale segment was $92.1m for the second quarter ended October 2, 2022 compared to $74.7m for the second quarter ended September 26, 2021. The increase of $17.4m in gross profit was attributable to higher revenues and gross margin expansion. The gross margin was 51.0% for the second quarter ended October 2, 2022, an increase of 90 bps compared to 50.1% in the comparative quarter. During the second quarter ended October 2, 2022, gross margin was favourably impacted by pricing (+270 bps), channel mix (+160 bps) from the conversion of Japan distributor sales to wholesale due to the now consolidated Japan Joint Venture and lower product costs (+100 bps), partially offset by the unfavourable impact of the fair value inventory acquisition adjustment on sales related to the Japan Joint Venture (-210 bps), product mix (-160 bps) from a lower proportion of parka sales and freight & duty (-40 bps).
Other
Gross profit in our Other segment was $0.7m for the second quarter ended October 2, 2022 compared to $0.7m for the second quarter ended September 26, 2021. Although there was no change in gross profit from the comparative quarter, there was an increase in gross margin due to pricing.

Canada Goose Holdings Inc.	Page 15 of 54

SG&A Expenses
SG&A expenses were $161.1m for the second quarter ended October 2, 2022 compared to $122.4m for the second quarter ended September 26, 2021. The increase of $38.7m or 31.6% was attributable to $15.4m of unfavourable foreign exchange fluctuations related to the Term Loan Facility and working capital, net of hedge impacts, $5.5m in higher costs related to opening new stores and running stores at full capacity except Mainland China, $5.2m of incremental personnel costs, $4.9m investment in strategic initiatives and $2.2m in costs to support the Japan Joint Venture. The increase was partially offset by $4.9m from the timing of investment in marketing to assist with brand awareness and support our growth, which occured earlier in the year compared to fiscal 2022.

	Second quarter ended
	October 2, 2022		September 26, 2021
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	49.7	52.4%	40.8	49.8%	(8.9)	(21.8)%
Wholesale	18.0	10.0%	13.4	9.0%	(4.6)	(34.3)%
Other	93.4		68.2		(25.2)	(37.0)%
Total SG&A expenses	161.1	58.1%	122.4	52.6%	(38.7)	(31.6)%
Depreciation and amortization, included above, was $24.0m for the second quarter ended October 2, 2022 compared to $18.8m for the second quarter ended September 26, 2021, an increase of $5.2m which is attributable to continued retail expansion.
DTC
SG&A expenses in our DTC segment for the second quarter ended October 2, 2022 were $49.7m, or 52.4% of segment revenue, compared to $40.8m, or 49.8% of segment revenue, for the second quarter ended September 26, 2021. The increase of $8.9m or 21.8% was primarily due to $5.5m of incremental personnel costs and higher costs related to opening new stores and running stores at full capacity except for Mainland China. Pre-store opening costs and COVID-19 related temporary store closure costs of $3.3m and $0.2m, respectively, were recognized in the second quarter ended October 2, 2022 compared to pre-store opening costs and COVID-19 related temporary store closure costs of $1.2m and less than $0.1m, respectively, in the comparative quarter.
Wholesale
SG&A expenses in our Wholesale segment for the second quarter ended October 2, 2022 were $18.0m, or 10.0% of segment revenue, compared to $13.4m, or 9.0% of segment revenue, for the second quarter ended September 26, 2021. The increase of $4.6m or 34.3% was attributable to $3.2m of higher freight costs driven by incremental volumes and higher rates, $1.6m of other higher operating costs, and $0.8m of unfavourable foreign exchange fluctuations related to working capital in the comparative quarter.

Canada Goose Holdings Inc.	Page 16 of 54

Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $93.4m for the second quarter ended October 2, 2022 compared to $68.2m for the second quarter ended September 26, 2021. The increase of $25.2m or 37.0% was attributable to $16.2m of unfavourable foreign exchange fluctuations related to the Term Loan Facility and working capital, net of hedge impacts. The increase was also attributable to $5.2m of incremental personnel costs driven by headcount growth, and $7.1m of higher fees in support of strategic activities and costs associated with the Japan Joint Venture. The increase was partially offset by $4.9m of favourability from the timing of marketing activities, which occurred earlier in the year compared to fiscal 2022.
Operating Income and Margin
Operating income and operating margin were $4.7m and 1.7% for the second quarter ended October 2, 2022 compared to $12.6m and 5.4% for the second quarter ended September 26, 2021. The decrease in operating income of $7.9m and decrease in operating margin of 370 bps were attributable to higher operating costs noted above, offset by higher gross profit impact of +180 bps.

	Second quarter ended
	October 2, 2022		September 26, 2021
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	Change in bps
DTC	23.3	24.6%	18.8	22.9%	4.5	170	bps
Wholesale	74.1	41.0%	61.3	41.1%	12.8	(10)	bps
Other	(92.7)		(67.5)		(25.2)
Total operating income	4.7	1.7%	12.6	5.4%	(7.9)	(370)	bps
DTC
DTC segment operating income and operating margin were $23.3m and 24.6% for the second quarter ended October 2, 2022 compared to $18.8m and 22.9% for the second quarter ended September 26, 2021. The increase in operating income of $4.5m and increase in operating margin of 170 bps were attributable to improved sales volumes, partially offset by higher operating and personnel costs due to incremental new stores. Pre-store opening costs and COVID-19 related temporary store closure costs of $3.3m and $0.2m, respectively, were recognized in the second quarter ended October 2, 2022 compared to pre-store opening costs and COVID-19 related temporary store closure costs of $1.2m and less than $0.1m, respectively, in the comparative quarter.
Wholesale
Wholesale segment operating income and operating margin were $74.1m and 41.0% for the second quarter ended October 2, 2022 compared to $61.3m and 41.1% for the second quarter ended September 26, 2021. The increase in operating income of $12.8m was attributable to higher segment revenue and gross profit, partially offset by higher SG&A expenses as discussed above. Operating margin remained consistent with the comparative quarter.

Canada Goose Holdings Inc.	Page 17 of 54

Other
Other segment operating loss was $(92.7)m for the second quarter ended October 2, 2022 compared to $(67.5)m for the second quarter ended September 26, 2021. The increase in operating loss of $25.2m was attributable to higher SG&A expenses as discussed above.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $6.8m for the second quarter ended October 2, 2022 compared to $7.9m for the second quarter ended September 26, 2021. The decrease of $1.1m and 13.9% was attributable to the net gain of $2.0m on the fair value remeasurement on the contingent consideration (liability reduction of $3.7m) and put option (liability increase of $1.7m) related to the Joint Venture Agreement. The decrease was partially offset by higher interest charges of $0.5m on the Revolving Facility and Term Loan Facility due to higher gross borrowings from the comparative period.
Income Taxes
Income tax recovery was $7.1m for the second quarter ended October 2, 2022 compared to income tax recovery of $5.2m for the second quarter ended September 26, 2021. For the second quarter ended October 2, 2022, the effective and statutory tax rates were 338.1% and 25.4%, respectively, compared to (110.6)% and 25.4% for the second quarter ended September 26, 2021, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates, in addition to the fluctuations in foreign exchange related to the Term Loan Facility.
Net Income
Net income for the second quarter ended October 2, 2022 was $5.0m compared to $9.9m for the second quarter ended September 26, 2021, driven by the factors described above.

Canada Goose Holdings Inc.	Page 18 of 54

RESULTS OF OPERATIONS
For the two quarters ended October 2, 2022 compared to the two quarters ended September 26, 2021
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Two quarters ended		$ Change	% Change
	October 2, 2022	September 26, 2021²
Statement of Operations data:
Revenue	347.1	289.2	57.9	20.0%
Cost of sales	138.6	123.5	(15.1)	(12.2)%
Gross profit	208.5	165.7	42.8	25.8%
Gross margin	60.1%	57.3%		280	bps
SG&A expenses	284.5	214.9	(69.6)	(32.4)%
SG&A expenses as % of revenue	82.0%	74.3%		(770)	bps
Operating loss	(76.0)	(49.2)	(26.8)	(54.5)%
Operating margin	(21.9)%	(17.0)%		(490)	bps
Net interest, finance and other costs	14.2	24.4	10.2	41.8%
Loss before income taxes	(90.2)	(73.6)	(16.6)	(22.6)%
Income tax recovery	(31.6)	(26.0)	5.6	21.5%
Effective tax rate	35.0%	35.3%		(30)	bps
Net loss	(58.6)	(47.6)	(11.0)	(23.1)%
Net income attributable to non-controlling interest	0.5	—	0.5	100.0%
Net loss attributable to shareholders of the Company	(59.1)	(47.6)	(11.5)	(24.2)%
Weighted average number of shares outstanding
Basic	105,284,370	110,122,185
Diluted	105,284,370	110,122,185
Loss per share attributable to shareholders of the Company
Basic	$(0.56)	$(0.43)	(0.13)	(30.2)%
Diluted	$(0.56)	$(0.43)	(0.13)	(30.2)%
Non-IFRS Financial Measures:[1]
Adjusted EBIT	(46.0)	(43.9)	(2.1)	(4.8)%
Adjusted EBIT margin	(13.3)%	(15.2)%		190	bps
Adjusted net loss attributable to shareholders of the Company	(35.5)	(36.7)	1.2	3.3%
Adjusted net loss per basic share attributable to shareholders of the Company	$(0.34)	$(0.33)	(0.01)	(3.0)%
Adjusted net loss per diluted share attributable to shareholders of the Company	$(0.34)	$(0.33)	(0.01)	(3.0)%
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
2The Company adopted a change in accounting policy for the year ended April 3, 2022, on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.

Canada Goose Holdings Inc.	Page 19 of 54

Revenue
Revenue for the two quarters ended October 2, 2022 was $347.1m, an increase of $57.9m or 20.0% from $289.2m for the two quarters ended September 26, 2021. Revenue generated from our DTC channel represented 37.3% of total revenue for the two quarters ended October 2, 2022 compared to 38.4% for the two quarters ended September 26, 2021. On a constant currency1 basis, revenue increased by 22.6% for the two quarters ended October 2, 2022 compared to the two quarters ended September 26, 2021. The strength of the US dollar compared to the Canadian dollar in the quarter was outweighed by depreciation of the pound sterling and euro relative to the Canadian dollar.

	Two quarters ended		$ Change			% Change
CAD $ millions	October 2, 2022	September 26, 2021	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	129.6	111.1	18.5	1.3	19.8	16.7%	17.8%
Wholesale	213.9	175.2	38.7	6.2	44.9	22.1%	25.6%
Other	3.6	2.9	0.7	—	0.7	24.1%	24.1%
Total revenue	347.1	289.2	57.9	7.5	65.4	20.0%	22.6%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
DTC
Revenue from our DTC segment for the two quarters ended October 2, 2022 was $129.6m compared to $111.1m for the two quarters ended September 26, 2021. The increase of $18.5m or 16.7% was attributable largely to continued retail expansion, with 45 permanent stores compared to 38 permanent stores in the comparative period, an increase in existing store sales and the reopening of existing retail stores. During the two quarters ended October 2, 2022, we were negatively impacted by COVID-19 related restrictions in the Asia Pacific region, which resulted in store closures, reduced hours, and significantly lower retail traffic, which were not prevalent in the comparative quarter. DTC comparable sales growth2 was (2.2%).
2DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment for the two quarters ended October 2, 2022 was $213.9m compared to $175.2m for the two quarters ended September 26, 2021. The increase of $38.7m or 22.1% was attributable to earlier order book fulfillment, and an increase in order book value. Prior to the Japan Joint Venture, all revenue related to the Japanese market was recorded in the Wholesale channel. As a result of the Japan Joint Venture, the Company expects the sales to occur more in line with the seasonality of the Company's Wholesale and DTC segments. See “Joint Venture” for a description of the Japan Joint Venture.
Other
Revenue from our Other segment for the two quarters ended October 2, 2022 was $3.6m compared to $2.9m for the two quarters ended September 26, 2021. The increase of $0.7m or 24.1% was attributable to increased product availability to employees.

Canada Goose Holdings Inc.	Page 20 of 54

Revenue by geography

	Two quarters ended		$ Change			% Change
CAD $ millions	October 2, 2022	September 26, 2021	As reported	Foreign exchange impact	In constant currency[2]	As reported	In constant currency[2]
Canada	76.6	56.8	19.8	—	19.8	34.9%	34.9%
United States	89.9	71.0	18.9	(1.4)	17.5	26.6%	24.6%
Asia Pacific	72.5	81.3	(8.8)	0.5	(8.3)	(10.8)%	(10.2)%
EMEA[1]	108.1	80.1	28.0	8.4	36.4	35.0%	45.4%
Total revenue	347.1	289.2	57.9	7.5	65.4	20.0%	22.6%
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
2Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
Revenue increased across all regions except for Asia Pacific during the two quarters ended October 2, 2022 compared to the comparative period. Canada and the United States regained momentum within existing stores. Revenue growth in EMEA is attributable to regained momentum within existing stores and an increase in order book value within the Wholesale segment. Asia Pacific results were impacted by a shift in timing of revenue recognition related to the Japan Joint Venture as described above and COVID-19 related restrictions resulting in store closures, reduced hours, and significantly lower retail traffic.
Gross Profit
Gross profit and gross margin for the two quarters ended October 2, 2022 were $208.5m and 60.1%, respectively, compared to $165.7m and 57.3%, respectively, for the two quarters ended September 26, 2021. The increase in gross profit of $42.8m was attributable to higher revenue as noted above and gross margin expansion. Gross margin in the current period has been favourably impacted by pricing, lower product costs largely driven by normalized efficiencies in our manufacturing facilities, and favourable channel mix from the conversion of Japan distributor sales to wholesale due to the now consolidated Japan Joint Venture. The increase in gross margin was partially offset by a lower proportion of parka sales and the unfavourable impact of the fair value inventory acquisition adjustment on sales related to the Japan Joint Venture.

Canada Goose Holdings Inc.	Page 21 of 54

	Two quarters ended
	October 2, 2022		September 26, 2021
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	Change in bps
DTC	98.3	75.8%	79.3	71.4%	19.0	440	bps
Wholesale	108.9	50.9%	85.1	48.6%	23.8	230	bps
Other	1.3	36.1%	1.3	44.8%	—
Total gross profit	208.5	60.1%	165.7	57.3%	42.8	280	bps
DTC
Gross profit in our DTC segment was $98.3m for the two quarters ended October 2, 2022 compared to $79.3m for the two quarters ended September 26, 2021. The increase of $19.0m in gross profit was attributable to higher revenues as noted above and gross margin expansion. The gross margin was 75.8% for the two quarters ended October 2, 2022, an increase of 440 bps compared to 71.4% in the comparative period. During the two quarters ended October 2, 2022, gross margin was favourably impacted by lower product costs (+320 bps) largely driven by normalized efficiencies in our manufacturing facilities and pricing (+180 bps), partially offset by the unfavourable impact of the fair value inventory acquisition adjustment on sales related to the Japan Joint Venture (-40 bps).
Wholesale
Gross profit in our Wholesale segment was $108.9m for the two quarters ended October 2, 2022 compared to $85.1m for the two quarters ended September 26, 2021. The increase in gross profit of $23.8m was attributable to higher revenues. The gross margin was 50.9% for the two quarters ended October 2, 2022, an increase of 230 bps compared to 48.6% in the comparative period. During the two quarters ended October 2, 2022, gross margin benefited from pricing (+270 bps), channel mix (+180 bps) from the conversion of Japan distributor sales to wholesale due to the now consolidated Japan Joint Venture and lower product costs (+140 bps) largely driven by normalized efficiencies in our manufacturing facilities, partially offset by the unfavourable impact of the fair value inventory acquisition adjustment on sales related to the Japan Joint Venture (-170 bps), product mix (-70 bps) from a lower proportion of parka sales, inventory adjustments (-80 bps), and higher freight and duty costs (-40 bps).
Other
Gross profit in our Other segment was $1.3m for the two quarters ended October 2, 2022 compared to $1.3m for the two quarters ended September 26, 2021. Although there was no change in gross profit from the comparative period, there was a decline in gross margin due to employee sales with lower margins in the current period.
SG&A Expenses
SG&A expenses were $284.5m for the two quarters ended October 2, 2022 compared to $214.9m for the two quarters ended September 26, 2021. The increase of $69.6m or 32.4% was attributable to $12.4m in higher costs related to opening new stores and running stores at full capacity, $10.3m of unfavourable foreign exchange fluctuations related to the Term Loan Facility and working capital, net of hedge impacts, $10.3m of incremental personnel costs, $8.7m investment in strategic initiatives including digital, $7.7m of incremental marketing investment to

Canada Goose Holdings Inc.	Page 22 of 54

assist with brand awareness and support our growth, and $5.1m in costs to support the Japan Joint Venture.

	Two quarters ended
	October 2, 2022		September 26, 2021
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	91.7	70.8%	71.5	64.4%	(20.2)	(28.3)%
Wholesale	29.2	13.7%	21.9	12.5%	(7.3)	(33.3)%
Other	163.6		121.5		(42.1)	(34.7)%
Total SG&A expenses	284.5	82.0%	214.9	74.3%	(69.6)	(32.4)%
Depreciation and amortization, included above, was $47.4m for the two quarters ended October 2, 2022 compared to $36.7m for the two quarters ended September 26, 2021, an increase of $10.8m which is attributable to continued retail expansion.
DTC
SG&A expenses in our DTC segment for the two quarters ended October 2, 2022 were $91.7m, or 70.8% of segment revenue, compared to $71.5m, or 64.4% of segment revenue, for the two quarters ended September 26, 2021. The increase of $20.2m or 28.3% was due to $12.4m of incremental personnel costs and higher costs related to opening new stores and running stores at full capacity except for Mainland China. Pre-store opening costs and COVID-19 related temporary store closure costs of $3.6m and $2.4m, respectively, were recognized in the two quarters ended October 2, 2022 compared to pre-store opening costs and COVID-19 related temporary store closure costs of $2.1m and $0.2m, respectively, in the comparative period.
Wholesale
SG&A expenses in our Wholesale segment for the two quarters ended October 2, 2022 were $29.2m, or 13.7% of segment revenue, compared to $21.9m or 12.5% of segment revenue, for the two quarters ended October 2, 2022. The increase of $7.3m or 33.3% was attributable to $4.6m of higher freight costs driven by incremental volumes, $2.6m of other higher operating costs, and $0.8m of unfavourable foreign exchange fluctuations related to working capital in the comparative quarter.
Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $163.6m for the two quarters ended October 2, 2022 compared to $121.5m for the two quarters ended September 26, 2021. The increase of $42.1m or 34.7% was attributable to $11.1m of unfavourable foreign exchange fluctuations related to the Term Loan Facility and working capital, net of hedge impacts. The increase was also attributable to $10.3m of incremental personnel costs driven by headcount to support business growth, the timing of $7.7m of incremental investment in marketing, and $11.9m of higher fees in support of strategic activities and costs associated with the Japan Joint Venture.

Canada Goose Holdings Inc.	Page 23 of 54

Operating Loss and Margin
Operating loss and operating margin were $(76.0)m and (21.9)% for the two quarters ended October 2, 2022 compared to $(49.2)m and (17.0)% for the two quarters ended September 26, 2021. The increase in operating loss of $(26.8)m and decrease in operating margin of (490) bps were attributable to higher operating costs noted above, offset by higher gross profit impact of +280 bps.

	Two quarters ended
	October 2, 2022		September 26, 2021
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	Change in bps
DTC	6.6	5.1%	7.8	7.0%	(1.2)	(190)	bps
Wholesale	79.7	37.3%	63.2	36.1%	16.5	120	bps
Other	(162.3)		(120.2)		(42.1)
Total operating loss	(76.0)	(21.9)%	(49.2)	(17.0)%	(26.8)	(490)	bps
DTC
DTC segment operating income and operating margin were $6.6m and 5.1% for the two quarters ended October 2, 2022 compared to $7.8m and 7.0% for the two quarters ended September 26, 2021. The decrease in operating income of $1.2m and operating margin of 190 bps were attributable to higher operating and personnel costs due to incremental new stores, partially offset by increased sales volumes. Pre-store opening costs and COVID-19 related temporary store closure costs of $3.6m and $2.4m, respectively, were recognized in the two quarters ended October 2, 2022 compared to pre-store opening costs and COVID-19 related temporary store closure costs of $2.1m and $0.2m, respectively, in the comparative period.
Wholesale
Wholesale segment operating income and operating margin were $79.7m and 37.3% for the two quarters ended October 2, 2022 compared to $63.2m and 36.1% for the two quarters ended September 26, 2021. The increase in operating income of $16.5m and operating margin of 120 bps were attributable to a higher segment revenue and gross profit, partially offset by higher SG&A expenses as discussed above.
Other
Other segment operating loss was $(162.3)m for the two quarters ended October 2, 2022 compared to $(120.2)m for the two quarters ended September 26, 2021. The increase in operating loss of $(42.1)m was attributable to higher SG&A expenses as discussed above.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $14.2m for the two quarters ended October 2, 2022 compared to $24.4m for the two quarters ended September 26, 2021. The decrease was attributable to the net gain of $2.0m on the fair value remeasurement on the contingent consideration (gain of $3.7m) and put option liability (loss of $1.7m) related to the Joint Venture Agreement. In the comparative period, we incurred accelerated amortization costs of $9.5m related to the refinancing of our Term Loan Facility.

Canada Goose Holdings Inc.	Page 24 of 54

Income Taxes
Income tax recovery was $31.6m for the two quarters ended October 2, 2022 compared to $26.0m for the two quarters ended September 26, 2021. For the two quarters ended October 2, 2022, the effective and statutory tax rates were 35.0% and 25.4%, respectively, compared to 35.3% and 25.4% for the two quarters ended September 26, 2021, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates.
Net Loss
Net loss for the two quarters ended October 2, 2022 was $(58.6)m compared to $(47.6)m for the two quarters ended September 26, 2021, driven by the factors described above.

Canada Goose Holdings Inc.	Page 25 of 54

Quarterly Financial Information
The following is a summary of selected consolidated financial information for each of the eight most recently completed quarters:

	Revenue				% of fiscal year revenue	Net income (loss) attributable to shareholders of the Company	Earnings (loss) per share attributable to shareholders of the Company		Adjusted EBIT[1]	Adjusted net income (loss) per diluted share attributable to shareholders of the Company[1]
CAD $ millions (except per share data)[2]	DTC	Wholesale	Other	Total			Basic	Diluted
Fiscal 2023
Second Quarter	94.8	180.7	1.7	277.2	—%	3.3	$0.03	$0.03	29.6	$0.22
First Quarter	34.8	33.2	1.9	69.9	—%	(62.4)	$(0.59)	$(0.59)	(75.6)	$(0.56)
Fiscal 2022
Fourth Quarter	185.4	35.1	2.6	223.1	20.3%	(9.1)	$(0.09)	$(0.09)	12.5	$0.04
Third Quarter	443.9	138.2	4.0	586.1	53.4%	151.3	$1.42	$1.40	206.0	$1.41
Second Quarter	82.0	149.1	1.8	232.9	21.2%	9.9	$0.09	$0.09	17.4	$0.13
First Quarter	29.1	26.1	1.1	56.3	5.1%	(57.5)	$(0.52)	$(0.52)	(61.3)	$(0.46)
Fiscal 2021
Fourth Quarter	171.6	33.9	3.3	208.8	23.1%	2.5	$0.02	$0.02	4.8	$0.01
Third Quarter	299.1	161.1	13.8	474.0	52.5%	107.0	$0.97	$0.96	157.9	$1.01
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
2The Company adopted a change in accounting policy for the year ended April 3, 2022, on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.
Revenue in our wholesale segment is highest in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and negative or reduced in the fourth quarter as we invest ahead of our peak season.
Revenue
Over the last eight quarters, revenue has been impacted by the following:
•COVID-19 beginning in the fourth quarter of fiscal 2020;
•the formation of the Japan Joint Venture on April 4, 2022;
•timing of store openings;
•launch and expansion of international e-Commerce sites;
•timing and extent of SG&A, including demand generation activities;
•increased manufacturing flexibility with higher in-house production, which has an impact on the timing of wholesale order shipments and customer demand;
•timing of end-consumer purchasing in the DTC segment and the availability of new products;

Canada Goose Holdings Inc.	Page 26 of 54

•successful execution of global pricing strategy;
•shift in mix of revenue from wholesale to DTC, which has impacted the seasonality of our financial performance;
•shift in geographic mix of sales to increase sales outside of Canada, where average unit retail pricing is generally higher;
•fluctuation of foreign currencies relative to the Canadian dollar;
•the extra week in fiscal 2022 which has been added to the third quarter, as fiscal 2022 was our first 53-week year; and
•PPE production through the second and third quarters of fiscal 2021.
Net Income (Loss)
Over the last eight quarters, net income (loss) has been affected by the following factors:
•impact of the items affecting revenue, as discussed above;
•increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;
•increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in negative and reduced net income in our seasonally low-revenue first and fourth quarters, respectively;
•impact of foreign exchange;
•fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;
•pre-store opening costs incurred, timing of leases signed, and opening of stores;
•the nature and timing of transaction costs in connection with the Japan Joint Venture and Baffin acquisition, and amendments to long-term debt agreements; and
•the proportion of taxable income in non-Canadian jurisdictions and changes to rates and tax legislation in those jurisdictions.

Canada Goose Holdings Inc.	Page 27 of 54

NON-IFRS FINANCIAL MEASURES AND OTHER SPECIFIED FINANCIAL MEASURES
The Company uses certain financial measures that are “non-IFRS financial measures”, including adjusted EBIT, adjusted EBITDA, adjusted net income (loss), constant currency revenue, net debt, net working capital, and free operating cash flow, as certain financial measures that are “non-IFRS ratios”, including adjusted EBIT margin, adjusted net income (loss) per basic and diluted share attributable to shareholders of the Company, net debt leverage, and net working capital turnover, as well as DTC comparable sales growth which is a supplementary financial measure, in each case in this document and other documents. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance and its financial position. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Second quarter ended		Two quarters ended
CAD $ millions (except per share data)	October 2, 2022	September 26, 2021¹	October 2, 2022	September 26, 2021¹
Adjusted EBIT	29.6	17.4	(46.0)	(43.9)
Adjusted EBIT margin	10.7%	7.5%	(13.3)%	(15.2)%
Adjusted EBITDA	53.0	39.2	(0.2)	(1.8)
Adjusted net income (loss) attributable to shareholders of the Company	23.0	14.1	(35.5)	(36.7)
Adjusted net income (loss) per basic share attributable to shareholders of the Company	$0.22	$0.13	$(0.34)	$(0.33)
Adjusted net income (loss) per diluted share attributable to shareholders of the Company	$0.22	$0.13	$(0.34)	$(0.33)
Free operating cash flow	(66.0)	(48.1)	(277.6)	(219.8)
1The Company adopted a change in accounting policy for the year ended April 3, 2022, on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.

CAD $ millions	October 2, 2022	September 26, 2021	April 3, 2022
Net debt	(734.1)	(582.0)	(333.8)
Net working capital	482.4	356.7	255.4

Canada Goose Holdings Inc.	Page 28 of 54

Adjusted EBIT, adjusted EBIT margin, adjusted EBITDA, adjusted net income (loss) attributable to shareholders of the Company, and adjusted net income (loss) per basic and diluted share attributable to shareholders of the Company
These measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, including COVID-19, that we believe are not otherwise reflective of our ongoing operations and that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.
For the two quarters ended October 2, 2022, we believe that identifying certain costs directly resulting from the impact of COVID-19 and excluding these amounts from our calculation of the non-IFRS measures described above helps management and investors assess the impact of COVID-19 on our business as well as our general economic performance during the period. During the two quarters ended October 2, 2022, these primarily comprised of temporary store closure costs including depreciation and interest expenses. These were partially offset by rent concessions recognized during the period.
Constant currency revenue
Constant currency revenue is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts use, this information to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. See the Revenue section of the “Results of Operations” for a reconciliation of reported revenue and revenue on a constant currency basis.
Net debt and net debt leverage
We define net debt as cash less total borrowings and lease liabilities, and net debt leverage as the ratio of net debt to adjusted EBITDA, measured on a spot basis. We use, and believe that certain investors and analysts use, these non-IFRS measures to determine the Company’s financial leverage and ability to meet its debt obligations. See “Financial Condition, Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
Net working capital and net working capital turnover
We define net working capital as current assets, net of cash, minus current liabilities, excluding the short-term borrowings and current portion of lease liabilities. Net working capital turnover is the ratio of average net working capital to revenue, by averaging net working capital for each quarter. We use, and believe that certain investors and analysts use, this information to assess the Company’s liquidity and management of net working capital resources. See “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of net working capital.

Canada Goose Holdings Inc.	Page 29 of 54

Free operating cash flow
We define free operating cash flow as net cash flows from (used in) operating activities plus net cash flows from (used in) investing activities, minus principal payments on lease liabilities. We use, and believe that certain investors and analysts use, this information to assess the Company’s financial leverage and cash available for repayment of borrowings and other financing activities and as an indicator of operational financial performance. See “Cash Flows” below for a table providing the free operating cash flow balance for the quarter.
DTC comparable sales growth
DTC comparable sales growth is a supplementary financial measure defined as sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.

Canada Goose Holdings Inc.	Page 30 of 54

The tables below reconcile net income (loss) to adjusted EBIT, adjusted EBITDA, and adjusted net income (loss) attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Second quarter ended		Two quarters ended
CAD $ millions	October 2, 2022	September 26, 2021¹	October 2, 2022	September 26, 2021¹
Net income (loss)	5.0	9.9	(58.6)	(47.6)
Add (deduct) the impact of:
Income tax recovery	(7.1)	(5.2)	(31.6)	(26.0)
Net interest, finance and other costs	6.8	7.9	14.2	24.4
Operating income (loss)	4.7	12.6	(76.0)	(49.2)
Unrealized foreign exchange loss on Term Loan Facility (a)	16.8	3.0	15.3	2.1
Share-based compensation (b)	—	—	—	0.1
Net temporary store closure costs (c)	0.2	—	2.4	0.2
Pre-store opening costs (d)	3.3	1.2	3.6	2.1
Transition of logistics agencies (g)	—	0.1	—	0.1
Japan Joint Venture costs (h)	2.8	—	4.2	—
Head office transition costs (i)	1.5	—	3.2	—
Other (k)	0.3	0.5	1.3	0.7
Total adjustments	24.9	4.8	30.0	5.3
Adjusted EBIT	29.6	17.4	(46.0)	(43.9)
Adjusted EBIT margin	10.7%	7.5%	(13.3)%	(15.2)%
1The Company adopted a change in accounting policy for the year ended April 3, 2022, on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.

Canada Goose Holdings Inc.	Page 31 of 54

	Second quarter ended		Two quarters ended
CAD $ millions	October 2, 2022	September 26, 2021¹	October 2, 2022	September 26, 2021¹
Net income (loss)	5.0	9.9	(58.6)	(47.6)
Add (deduct) the impact of:
Income tax recovery	(7.1)	(5.2)	(31.6)	(26.0)
Net interest, finance and other costs	6.8	7.9	14.2	24.4
Operating income (loss)	4.7	12.6	(76.0)	(49.2)
Unrealized foreign exchange loss on Term Loan Facility (a)	16.8	3.0	15.3	2.1
Share-based compensation (b)	—	—	—	0.1
Net temporary store closure costs (c)	0.2	—	2.4	0.2
Pre-store opening costs (d)	3.3	1.2	3.6	2.1
Transition of logistics agencies (g)	—	0.1	—	0.1
Japan Joint Venture costs (h)	2.8	—	4.2	—
Head office transition costs (i)	1.5	—	3.2	—
Net depreciation and amortization (o)	23.4	21.8	45.8	42.1
Other (k)	0.3	0.5	1.3	0.7
Total adjustments	48.3	26.6	75.8	47.4
Adjusted EBITDA	53.0	39.2	(0.2)	(1.8)
1The Company adopted a change in accounting policy for the year ended April 3, 2022, on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.

Canada Goose Holdings Inc.	Page 32 of 54

	Second quarter ended		Two quarters ended
CAD $ millions	October 2, 2022	September 26, 2021¹	October 2, 2022	September 26, 2021¹
Net income (loss)	5.0	9.9	(58.6)	(47.6)
Add (deduct) the impact of:
Unrealized foreign exchange loss on Term Loan Facility (a)	16.8	3.0	15.3	2.1
Share-based compensation (b)	—	—	—	0.1
Net temporary store closure costs (c) (e)	0.3	—	2.5	0.2
Pre-store opening costs (d) (f)	3.6	1.4	4.0	2.4
Transition of logistics agencies (g)	—	0.1	—	0.1
Japan Joint Venture costs (h)	2.8	—	4.2	—
Head office transition costs (i) (j)	1.8	—	3.9	—
Acceleration of unamortized costs on Term Loan Facility Repricing (l)	—	—	—	9.5
Japan Joint Venture remeasurement gain of contingent consideration and put option (m)	(2.0)	—	(2.0)	—
Other (k)	0.3	0.5	1.3	0.7
Total adjustments	23.6	5.0	29.2	15.1
Tax effect of adjustments	(3.6)	(0.8)	(5.0)	(4.2)
Adjusted net income (loss)	25.0	14.1	(34.4)	(36.7)
Adjusted net income attributable to non-controlling interest (n)	(2.0)	—	(1.1)	—
Adjusted net income (loss) attributable to shareholders of the Company	23.0	14.1	(35.5)	(36.7)
1The Company adopted a change in accounting policy for the year ended April 3, 2022, on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.
(a)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk all of which are included in SG&A expenses.
(b)Non-cash based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid of less than $0.1m and less than $0.1m in the second and two quarters ended October 2, 2022, respectively (second and two quarters ended September 26, 2021 - less than $0.1m and $0.1m, respectively) on gains earned by option holders (compensation) when stock options are exercised.
(c)Net temporary store closure costs of $0.3m and $2.5m were incurred in the second and two quarters ended October 2, 2022, respectively (second and two quarters ended September 26, 2021 - less than $0.1m and $0.2m, respectively).
(d)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.

Canada Goose Holdings Inc.	Page 33 of 54

(e)Includes $0.1m and $0.1m of interest expense on lease liabilities for temporary store closures for the second and two quarters ended October 2, 2022, respectively (second and two quarters ended September 26, 2021 - $nil and less than $0.1m, respectively).
(f)Pre-store opening costs incurred in (d) above as well as $0.3m and $0.4m of interest expense on lease liabilities for new retail stores during pre-opening periods for the second and two quarters ended October 2, 2022, respectively (second and two quarters ended September 26, 2021 - $0.2m and $0.3m, respectively).
(g)Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.
(h)Costs in connection with the establishment of the Japan Joint Venture including the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell.
(i)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(j)Corporate head office transition costs incurred in (i) as well as $0.3m and $0.7m of interest expense on lease liabilities for the second and two quarters ended October 2, 2022, respectively (second and two quarters ended September 26, 2021 - $nil and $nil, respectively).
(k)Costs for legal proceeding fees including for the defence of class action lawsuits and rent abatements received.
(l)Non-cash unamortized costs accelerated in connection with the repricing amendment for the Term Loan Facility entered into on April 9, 2021.
(m)During the second quarter ended October 2, 2022, the Company recorded a gain of $(3.7)m and a loss of $1.7m on the fair value remeasurement of the contingent consideration and put option liability, respectively, related to the Joint Venture Agreement.
(n)Calculated as net income attributable to non-controlling interest less $0.3m and $0.6m of gross margin adjustment, put option liability and contingent consideration revaluation related to the Japan Joint Venture, and tax expense attributable to the non-controlling interest for the second and two quarters ended October 2, 2022, respectively.
(o)Adjusted EBITDA is calculated as adjusted EBIT plus depreciation and amortization as determined in accordance with IFRS, less the depreciation impact for temporary store closures (e), pre-store opening costs (f), and corporate head office transition costs (i). Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.

Canada Goose Holdings Inc.	Page 34 of 54

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our net working capital1 position as at October 2, 2022, September 26, 2021 and April 3, 2022.

CAD $ millions	October 2, 2022	September 26, 2021	$ Change	April 3, 2022	$ Change
Current assets	832.5	685.2	147.3	762.3	70.2
Deduct: Cash	(97.1)	(98.9)	1.8	(287.7)	190.6
Current assets, net of cash	735.4	586.3	149.1	474.6	260.8

Current liabilities	375.7	312.7	63.0	281.5	94.2
Deduct the impact of:
Short-term borrowings	(57.3)	(27.3)	(30.0)	(3.8)	(53.5)
Current portion of lease liabilities	(65.4)	(55.8)	(9.6)	(58.5)	(6.9)
Current liabilities, net of short-term borrowings and current portion of lease liabilities	253.0	229.6	23.4	219.2	33.8

Net working capital[1]	482.4	356.7	125.7	255.4	227.0
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
As at October 2, 2022, we had $482.4m of net working capital compared to $356.7m of net working capital as at September 26, 2021. The $125.7m increase, or 35.2%, was driven by $95.1m of higher inventory levels. Of the increase, $27.4m is related to the Japan Joint Venture. Inventory levels increased ahead of our peak selling season to keep pace with growth and were further supported by domestic production levels gradually returning to pre-pandemic manufacturing levels. Additionally, we aim to mitigate supply chain risks through earlier acquisition and higher volumes of offshore production in support of growth relative to the comparative quarter. We monitor the levels of inventory in each of our sales channels and across geographic regions and align with demand that we forecast in each region. Net working capital turnover1 was 29.0% in the quarter ended October 2, 2022 and 27.9% in the comparative quarter.
As at October 2, 2022, we had $482.4m of net working capital compared to $255.4m of net working capital as at April 3, 2022.

Canada Goose Holdings Inc.	Page 35 of 54

Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the second and two quarters ended October 2, 2022 compared to the second and two quarters ended September 26, 2021.

	Second quarter ended			Two quarters ended
CAD $ millions	October 2, 2022	September 26, 2021²	$ Change	October 2, 2022	September 26, 2021²	$ Change
Total cash (used in) from:
Operating activities	(37.8)	(28.9)	(8.9)	(234.7)	(184.3)	(50.4)
Investing activities	(14.7)	(9.5)	(5.2)	(15.6)	(15.9)	0.3
Financing activities	66.2	(169.3)	235.5	59.9	(172.7)	232.6
Effects of foreign currency exchange rate changes on cash	1.6	0.7	0.9	(0.2)	(6.1)	5.9
Increase (decrease) in cash	15.3	(207.0)	222.3	(190.6)	(379.0)	188.4
Cash, beginning of period	81.8	305.9	(224.1)	287.7	477.9	(190.2)
Cash, end of period	97.1	98.9	(1.8)	97.1	98.9	(1.8)

Free operating cash flow[1]	(66.0)	(48.1)	(17.9)	(277.6)	(219.8)	(57.8)
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
2The Company adopted a change in accounting policy for the year ended April 3, 2022, on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize the Mainland China Facilities, the Japan Facility, the Revolving Facility, and the Trade accounts receivable factoring program to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.

Canada Goose Holdings Inc.	Page 36 of 54

Cash flows used in operating activities
Cash flows used in operating activities were $37.8m for the second quarter ended October 2, 2022 compared to $28.9m for the second quarter ended September 26, 2021. The increase in cash flows used in operating activities of $8.9m was driven by a lower net income, higher income taxes paid of $9.0m, and higher interest paid of $1.7m. These were partially offset by higher accounts payable and accrued liabilities of $5.5m.
Cash flows used in operating activities were $234.7m for the two quarters ended October 2, 2022 compared to $184.3m for the two quarters ended September 26, 2021. The increase in cash flows used in operating activities of $50.4m was driven by a higher net loss, higher income taxes paid of $14.1m, and a higher spend for inventory build-up ahead of peak season of $18.8m.
Cash flows used in investing activities
Cash flows used in investing activities were $14.7m for the second quarter ended October 2, 2022 compared to $9.5m for the second quarter ended September 26, 2021. The increase in cash flows used in investing activities of $5.2m was due to higher spend on capital investments primarily for our continued retail expansion.
Cash flows used in investing activities were $15.6m for the two quarters ended October 2, 2022 compared to $15.9m for the two quarters ended September 26, 2021. The decrease in cash flows used in investing activities of $0.3m was due to cash consolidated with the Japan Joint Venture, partially offset by higher spend on capital investments primarily for our continued retail expansion.
Cash flows from (used in) financing activities
Cash flows from financing activities were $66.2m for the second quarter ended October 2, 2022 compared to cash flows used in financing activities of $169.3m for the second quarter ended September 26, 2021. The increase in cash flows from financing activities of $235.5m was driven by $176.9m and $2.7m of payments for the purchase of subordinate voting shares that were cancelled and held for cancellation, respectively, related to the Normal Course Issuer Bid (“NCIB”) in the comparative quarter as described below and $55.4m higher borrowings on the Revolving Facility.
Cash flows from financing activities were $59.9m for the two quarters ended October 2, 2022 compared to cash flows used in financing activities of $172.7m for the two quarters ended September 26, 2021. The increase in cash flows from financing activities of $232.6m was driven by $176.9m and $2.7m of the payments for purchase of subordinate voting shares that were cancelled and held for cancellation, respectively, related to the NCIB (as defined below) in the comparative quarter as described below and $55.4m higher borrowings on the Revolving Facility.

Canada Goose Holdings Inc.	Page 37 of 54

Free operating cash flow1
The table below reconciles the cash flows used in operating and investing activities, and principal payments on lease liabilities to free operating cash flow.

	Second quarter ended			Two quarters ended
CAD $ millions	October 2, 2022	September 26, 2021	$ Change	October 2, 2022	September 26, 2021	$ Change
Total cash used in:
Operating activities	(37.8)	(28.9)	(8.9)	(234.7)	(184.3)	(50.4)
Investing activities	(14.7)	(9.5)	(5.2)	(15.6)	(15.9)	0.3

Deduct the impact of:
Principal payments on lease liabilities	(13.5)	(9.7)	(3.8)	(27.3)	(19.6)	(7.7)
Free operating cash flow[1]	(66.0)	(48.1)	(17.9)	(277.6)	(219.8)	(57.8)
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Free operating cash flows used in the second quarter ended October 2, 2022 increased to $(66.0)m from $(48.1)m for the second quarter ended September 26, 2021 due to higher cash flows used in investing activities and higher principal paid on lease liabilities.
Free operating cash flows used in the two quarters ended October 2, 2022 increased to $(277.6)m from $(219.8)m for the two quarters ended September 26, 2021 due to higher cash flows used in operating and investing activities as described above.
Indebtedness
The following table presents our net debt1 as at October 2, 2022, September 26, 2021, and April 3, 2022.

CAD $ millions	October 2, 2022	September 26, 2021	$ Change	April 3, 2022	$ Change
Cash	97.1	98.9	(1.8)	287.7	(190.6)
Mainland China Facilities	(24.1)	(23.5)	(0.6)	—	(24.1)
Japan Facility	(29.1)	—	(29.1)	—	(29.1)
Revolving Facility	(55.0)	—	(55.0)	—	(55.0)
Term Loan Facility	(407.5)	(377.6)	(29.9)	(370.8)	(36.7)
Lease liabilities	(315.5)	(279.8)	(35.7)	(250.7)	(64.8)
Net debt[1]	(734.1)	(582.0)	(152.1)	(333.8)	(400.3)
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
As at October 2, 2022, net debt was $734.1m compared to $582.0m as at September 26, 2021. The increase of $152.1m was driven by a $55.0m increase in borrowings on the Revolving Facility, $35.7m increase in lease liabilities, $29.9m increase in borrowings on the Term Loan Facility due to foreign exchange movements, and $29.1m borrowing on the Japan Facility. Net debt leverage1 as at October 2, 2022 was 2.7 times adjusted EBITDA.

Canada Goose Holdings Inc.	Page 38 of 54

Net debt as at October 2, 2022 was $734.1m compared to $333.8m as at April 3, 2022. The increase in net debt of $400.3m was driven by the increase in cash consumption largely due to share repurchases in fiscal 2022 for a total cash consideration of $179.6m, as well as a combined increase of $144.9m across the Company’s four borrowing facilities.
Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based credit facility (“Revolving Facility”) consisting of a revolving credit facility in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The Revolving Facility matures on June 3, 2024. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the Revolving Facility. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
As at October 2, 2022, the Company had $55.0m owing on the Revolving Facility (September 26, 2021 - $nil, April 3, 2022 - $nil). As at October 2, 2022, interest and administrative fees for $0.9m (September 26, 2021 - $nil, April 3, 2022 - $0.5m) remain outstanding. Deferred financing charges in the amounts of $0.8m (September 26, 2021 - $1.1m and April 3, 2022 - $0.9m) were included in other long-term liabilities. As at and during the two quarters ended October 2, 2022, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $361.7m as at October 2, 2022 (September 26, 2021 - $328.6m, April 3, 2022 - $191.8m).
As at October 2, 2022, the Company had letters of credit outstanding under the Revolving Facility of $1.7m (September 26, 2021 - $5.8m, April 3, 2022 - $4.6m).
Term Loan Facility
The Company has a senior secured loan agreement (“Term Loan Facility”) with a syndicate of lenders that is secured on a split collateral basis alongside the Revolving Facility. The Term Loan Facility has an aggregate principal amount of US$300.0m, with quarterly repayments of US$0.75m on the principal amount and a maturity date of October 7, 2027. Moreover, the Term Loan Facility has an interest rate of LIBOR plus an applicable margin of 3.50%, payable quarterly in arrears and LIBOR may not be less than 0.75%. The Company incurred transaction costs of $0.9m related to the Term Loan Facility which are being amortized using the effective interest rate method over the term to maturity.
Voluntary prepayments of amounts owing under the Term Loan Facility may be made at any time without premium or penalty but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains financial and non-financial covenants, which could impact the Company’s ability to draw funds. As at and during the two quarters ended October 2, 2022, the Company was in compliance with all covenants.

Canada Goose Holdings Inc.	Page 39 of 54

As the Term Loan Facility is denominated in U.S. dollars, the Company remeasures the outstanding balance in Canadian dollars at each balance sheet date. As at October 2, 2022, we had $407.5m (US$294.8m) aggregate principal amount outstanding under the Term Loan Facility (April 3, 2022 - $370.8m). The difference in amounts in these periods is the result of the change in the CAD:USD exchange rate. As at September 26, 2021, prior to the Refinancing Amendment, the aggregate principal amount owing was $377.6m.
Mainland China Facilities
A subsidiary of the Company in Mainland China has two uncommitted loan facilities in the aggregate amount of RMB310.0m ($60.2m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate on each facility is equal to the loan prime rate of 1 year, plus 0.15% per annum, and payable at one, three or six months, depending on the term of each draw. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at October 2, 2022, the Company had $24.1m (RMB124.0m) owing on the Mainland China Facilities (September 26, 2021 - $23.5m (RMB120.3m), April 3, 2022 - $nil (RMBnil)).
Japan Facility
A subsidiary of the Company in Japan has a loan facility in the aggregate amount of JPY4,000.0m ($38.2m) ("Japan Facility") with a floating interest rate of JBA TIBOR plus an applicable margin of 0.3%. The term of the facility is twelve months and each draw on the facility is payable within the term. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at October 2, 2022, the Company had $29.1m (JPY3,050.0m) owing on the Japan Facility.
Short-term Borrowings
As at October 2, 2022, the Company has short-term borrowings in the amount of $57.3m. Short-term borrowings include $24.1m (September 26, 2021 - $23.5m, April 3, 2022 - $nil) owing on the Mainland China Facilities, $29.1m (September 26, 2021 - $nil, April 3, 2022 - $nil) owing on the Japan Facility, and $4.1m (September 26, 2021 - $3.8m, April 3, 2022 - $3.8m) for the current portion of the quarterly principal repayments on the term loan. Short-term borrowings are all due within the next 12 months.
Lease Liabilities
The Company had $315.5m (September 26, 2021 - $279.8m, April 3, 2022 - $250.7m) of lease liabilities as at October 2, 2022, of which $65.4m (September 26, 2021 - $55.8m, April 3, 2022 - $58.5m) are due within one year. Lease liabilities represent the discounted amount of future payments under leases for right-of-use assets.

Canada Goose Holdings Inc.	Page 40 of 54

Normal Course Issuer Bid
The Company previously maintained a normal course issuer bid (“NCIB”) in relation to its subordinate voting shares. The Company was authorized to make purchases under the NCIB from August 20, 2021 to August 19, 2022, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors of the Company had authorized the Company to repurchase up to 5,943,239 subordinate voting shares, representing approximately 10.0% of the issued and outstanding subordinate voting shares as at August 6, 2021. Purchases were made in accordance with applicable securities legislation and repurchased subordinate voting shares have been cancelled. A copy of the Company's notice of intention to commence a normal course issuer bid through the facilities of the TSX may be obtained, without charge, by contacting the Company. The Company believes that the purchase of its subordinate voting shares under the NCIB is an appropriate and desirable use of available excess cash.
Further, the Board of Directors had authorized the Company to initiate an automatic share purchase plan ("ASPP") under which a designated broker could purchase subordinate voting shares under the NCIB during the regularly scheduled quarterly trading blackout period. The repurchases made under the ASPP were made in accordance with certain purchasing parameters. The ASPP ended August 19, 2022 upon the date of expiry of the NCIB.
During the two quarters ended October 2, 2022, the Company did not repurchase subordinate voting shares for cancellation. During the term of the NCIB, the Company repurchased 5,636,763 subordinate voting for cancellation for total cash consideration of $253.2m under the NCIB.
Capital Management
The Company manages its capital and capital structure, with the objectives of safeguarding sufficient net working capital1 over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. We will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
1    See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.

Canada Goose Holdings Inc.	Page 41 of 54

Contractual Obligations
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at October 2, 2022:

CAD $ millions	Q3 to Q4 2023	2024	2025	2026	2027	2028	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	218.4	—	—	—	—	—	—	218.4
Mainland China Facilities	24.1	—	—	—	—	—	—	24.1
Japan Facility	29.1	—	—	—	—	—	—	29.1
Revolving Facility	55.0	—	—	—	—	—	—	55.0
Term Loan Facility	2.1	4.1	4.1	4.1	4.1	389.0	—	407.5
Interest commitments relating to borrowings[1]	16.7	29.6	29.1	29.1	29.1	14.6	—	148.2
Lease obligations	41.2	72.2	64.8	49.5	41.7	29.9	81.0	380.3
Pension obligation	—	—	—	—	—	—	1.1	1.1
Total contractual obligations	386.6	105.9	98.0	82.7	74.9	433.5	82.1	1,263.7
1    Interest commitments are calculated based on the loan balance and the interest rate payable on the Mainland China Facilities, the Japan Facility, the Revolving Facility, and the Term Loan Facility of 3.85%, 0.37%, 4.98%, and 7.14%, respectively, as at October 2, 2022.
As at October 2, 2022, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, deferred income tax liabilities, as well as the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments under such arrangements are uncertain.
Off-Balance Sheet Arrangements
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations, including leases. In Europe, a subsidiary of the Company also entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Refer to the “Credit risk” section of this MD&A for additional details on the Trade accounts receivable factoring program. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at October 2, 2022.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements of Canada Goose Inc. through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. At October 2, 2022, the Company had $6.3m outstanding.
In addition, a subsidiary of the Company in Mainland China entered into letters of guarantee and as at October 2, 2022 the amount outstanding was $5.4m. Amounts will be used to support retail

Canada Goose Holdings Inc.	Page 42 of 54

operations of such subsidiaries through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Outstanding Share Capital
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at October 27, 2022, there were 54,331,546 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at October 27, 2022, there were 4,114,307 options and 326,409 restricted share units outstanding under the Company’s equity incentive plans, of which 1,436,968 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units will be paid at settlement through the issuance of one subordinate voting share per restricted share unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with credit risk, foreign currency risk, and interest rate risk.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at October 2, 2022, accounts receivable totaling approximately $93.3m (September 26, 2021 - $52.9m, April 3, 2022 - $8.1m) were insured subject to the policy cap. Complementary to the third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Within CG Japan, the Company has an agreement with a third party who has insured the risk of loss for up to 45% of accounts receivable for a maximum of JPY450.0m per annum subject to a deductible of 10%. As at October 2, 2022, accounts receivable totaling approximately $4.3m (JPY450.0m) were insured subject to the policy cap.
Trade accounts receivable factoring program
A subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice.

Canada Goose Holdings Inc.	Page 43 of 54

For the two quarters ended October 2, 2022, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $20.0m which were derecognized from the Company's statement of financial position (two quarters ended September 26, 2021 - $7.8m). Fees of $0.1m were incurred during the two quarters ended October 2, 2022 (two quarters ended September 26, 2021 - less than $0.1m) and included in net interest, finance and other costs in the interim statements of income (loss). As at October 2, 2022, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $13.5m (September 26, 2021 - $5.7m, April 3, 2022 - $2.0m).
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, and since the establishment of the Japan Joint Venture on April 4, 2022, Japanese yen. Furthermore, as our business in Greater China grows, transactions in Chinese yuan and Hong Kong dollar are expected to increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar and euro denominated purchases as a result of changes in U.S. dollar or euro exchange rates. A depreciating Canadian dollar relative to the U.S. dollar or euro will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar or euro will have the opposite impact.
The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk to fluctuations in the U.S. dollar, euro, British pound sterling, Swiss franc, Chinese yuan, Hong Kong dollar, and Swedish krona exchange rates for revenues and purchases. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. During the second quarter of fiscal 2022, the Company initiated the operating hedge program for the fiscal year ending April 2, 2023.

Canada Goose Holdings Inc.	Page 44 of 54

The Company recognized the following unrealized losses in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

	Second quarter ended				Two quarters ended
	October 2, 2022		September 26, 2021		October 2, 2022		September 26, 2021
CAD $ millions	Net loss	Tax recovery	Net loss	Tax recovery	Net loss	Tax recovery	Net loss	Tax recovery
	$	$	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(0.9)	0.5	(2.2)	0.7	(0.2)	0.1	(1.5)	0.5
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	Second quarter ended		Two quarters ended
CAD $ millions	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
Loss (gain) from other comprehensive income	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	1.9	(0.1)	2.6	(0.1)
SG&A expenses	(0.3)	—	0.7	(0.1)
Inventory	—	—	(0.1)	(1.0)
For the second and two quarters ended October 2, 2022, unrealized losses of $1.3m and $1.9m, respectively (second and two quarters ended September 26, 2021 - unrealized loss of $0.1m and unrealized gain of $0.2m) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the interim statements of income (loss).

Canada Goose Holdings Inc.	Page 45 of 54

Foreign currency forward exchange contracts outstanding as at October 2, 2022 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	92.2	U.S. dollars
		€77.9	euros
		¥539.0	Japanese yen

Forward contract to sell Canadian dollars	US$	15.8	U.S. dollars
		€20.2	euros

Forward contract to purchase euros	CHF	1.7	Swiss francs
	CNY	787.7	Chinese yuan
		£32.9	British pounds sterling

Forward contract to sell euros	CHF	4.8	Swiss francs
		£2.0	British pounds sterling
Foreign exchange risk on borrowings
Amounts available for borrowing under the Term Loan Facility are denominated in U.S. dollars. Based on our outstanding balances of $407.5m (US$294.8m) under the Term Loan Facility as at October 2, 2022, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would have resulted in a decrease in our pre-tax income of $2.9m solely as a result of that exchange rate fluctuation’s effect on the debt.
The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the Term Loan Facility denominated in U.S. dollars. The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving US$270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the Term Loan Facility.
The Company recognized the following unrealized gains and losses in the fair value of derivatives designated as hedging instruments in other comprehensive income:

	Second quarter ended				Two quarters ended
	October 2, 2022		September 26, 2021		October 2, 2022		September 26, 2021
CAD $ millions	Net gain	Tax expense	Net gain	Tax expense	Net gain	Tax expense	Net loss	Tax recovery
	$	$	$	$	$	$	$	$
Swaps designated as cash flow hedges	8.7	(3.0)	0.1	(0.1)	9.3	(3.2)	(0.4)	0.1

Canada Goose Holdings Inc.	Page 46 of 54

The Company reclassified the following losses from other comprehensive income on derivatives designated as hedging instruments to SG&A expenses:

	Second quarter ended		Two quarters ended
CAD $ millions	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
Loss from other comprehensive income	$	$	$	$
Swaps designated as cash flow hedges	0.2	0.3	0.4	0.5
For the second and two quarters ended October 2, 2022, unrealized gains of $11.0m and $23.4m, respectively (second and two quarters ended September 26, 2021 - unrealized gains of $7.6m and $0.1m, respectively) in the fair value of the long-dated forward exchange contract related to a portion of the Term Loan Facility were recognized in SG&A expenses in the interim statements of income (loss).
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China Facilities, Japan Facility, the Revolving Facility, and the Term Loan Facility, which currently bear interest rates at 3.85%, 0.37%, 4.98%, and 7.14% respectively.
Based on the weighted average amount of outstanding borrowings, a 1.00% increase in the average interest rate during the two quarters ended October 2, 2022 would have increased interest expense on the Mainland China Facilities, the Revolving Facility, and the Term Loan Facility by less than $0.1m, $0.1m, and $1.9m, respectively (two quarters ended September 26, 2021 - less than $0.1m, less than $0.1m, and $1.9m, respectively). Correspondingly, a 1.00% increase in the average interest rate would have increased interest expense on our Japan Facility by $0.1m.
The Company entered into five-year interest rate swaps by fixing the LIBOR component of its interest rate at 0.95% on notional debt of US$270.0m. The swaps terminate on December 31, 2025. Subsequent to the repricing amendment of the Term Loan Facility, the applicable interest rate on the interest rate swaps was 4.45%. The interest rate swaps were designated at inception and accounted for as cash flow hedges.
Interest rate risk on the Term Loan Facility is partially mitigated by interest rate swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the second and two quarters ended October 2, 2022, the Company incurred expenses with related parties of $0.2m and $0.5m, respectively (second and two quarters ended September 26, 2021 - $0.4m and $0.6m, respectively) from companies related to certain shareholders. Balances owing to related parties as at October 2, 2022 were $0.2m (September 26, 2021 - $0.4m, April 3, 2022 - $0.3m).

Canada Goose Holdings Inc.	Page 47 of 54

A lease liability due to the controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $3.5m as at October 2, 2022 (September 26, 2021 - $4.2m, April 3, 2022 - $3.8m). During the second and two quarters ended October 2, 2022, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $0.3m and $0.7m, respectively (second and two quarters ended September 26, 2021 - $0.4m and $0.7m, respectively). No amounts were owing to Baffin entities as at October 2, 2022, September 26, 2021, and April 3, 2022.
Lease liabilities due to the non-controlling shareholder of the Japan Joint Venture, Sazaby League, for leased premises, was $2.7m as at October 2, 2022. During the second and two quarters ended October 2, 2022, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totaling $1.1m and $2.5m, respectively. Balances owing to Sazaby League as at October 2, 2022 were $0.3m.
Pursuant to the Joint Venture Agreement, during the second and two quarters ended October 2, 2022 the Company sold inventory of $4.5m and $11.2m, respectively, to Sazaby League for repurchase by the Japan Joint Venture for inventory fulfillment. The Company recognized a receivable from Sazaby League as at October 2, 2022 of $1.6m in trade receivables. During the second and two quarters ended October 2, 2022, the Japan Joint Venture repurchased $5.0m and $11.2m, respectively, of inventory from Sazaby League and the Japan Joint Venture recognized a payable to Sazaby League of $1.7m as at October 2, 2022 in accounts payable and accrued liabilities. These transactions were measured based on pricing established through the Joint Venture Agreement at market terms and were not recognized as sales transactions.
During the second and two quarters ended October 2, 2022, the Japan Joint Venture sold inventory of $0.1m, respectively, to Ron Herman which is wholly owned by Sazaby League. As at October 2, 2022, the Japan Joint Venture recognized a receivable of $0.1m from this customer in trade receivables.
FISCAL 2023 OUTLOOK
A revised discussion as to our fiscal 2023 outlook is contained in our earnings press release dated November 2, 2022 under the section entitled “Third Quarter and Full Year Fiscal 2023 Outlook”. This press release is available on the SEDAR website at www.sedar.com under the Company’s profile, on the EDGAR section of the SEC website at www.sec.gov.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our Annual Financial Statements and Interim Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.
The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in the Interim Financial Statements.

Canada Goose Holdings Inc.	Page 48 of 54

Revenue recognition. Revenue comprises DTC, Wholesale, and Other segment revenues. Revenue is measured at the amount of consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when control of the goods is transferred to the customer have been met.
It is the Company’s policy to sell merchandise through the DTC channel with a limited right to return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns.
Inventories. Inventories are carried at the lower of cost and net realizable value which requires us to use estimates related to fluctuations in obsolescence, shrinkage, future retail prices, seasonality and costs necessary to sell the inventory.
We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged raw materials and finished goods. In addition, as part of inventory valuations, we accrue for inventory shrinkage for lost or stolen items based on historical trends from actual physical inventory counts.
Leases. We exercise judgment when contracts are entered into that may give rise to a right-of-use asset that would be accounted for as a lease. Judgment is required in determining the appropriate lease term on a lease by lease basis. We consider all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option at inception and over the term of the lease, including investments in major leaseholds, operating performance, and changed circumstances. The periods covered by renewal or termination options are only included in the lease term if we are reasonably certain to exercise that option. Changes in the economic environment or changes in the retail industry may impact the assessment of the lease term.
We determine the present value of future lease payments by estimating the incremental borrowing rate specific to each leased asset or portfolio of leased assets. We determine the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating our creditworthiness, the security, term, and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.
Impairment of non-financial assets (goodwill, intangible assets, property, plant and equipment, and right-of-use assets). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.
In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. We determine value-in-use by using estimates including projected future revenues,

Canada Goose Holdings Inc.	Page 49 of 54

earnings, working capital, and capital investment consistent with strategic plans presented to the Board of Directors of the Company. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.
Income and other taxes. Current and deferred income taxes are recognized in the statement of income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income. Application of judgment is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the Company operates.
Warranty. The critical assumptions and estimates used in determining the warranty provision at the statement of financial position date are: the number of jackets expected to require repair or replacement; the proportion to be repaired versus replaced; the period in which the warranty claim is expected to occur; the cost of repair; the cost to replace a jacket; and the risk-free rate used to discount the provision to present value. We review our inputs to this estimate on a quarterly basis to ensure the provision reflects the most current information regarding our products.
CHANGES IN ACCOUNTING POLICIES
Summary of accounting policies adopted
Non-controlling interest
In connection with the Japan Joint Venture, non-controlling interest accounting policy was adopted. Transactions with non-controlling interests are treated as transactions with equity owners of the Company. Changes in the Company's ownership interest of CG Japan are accounted for as equity transactions.
Financial instruments
In connection with the Japan Joint Venture, the Company established a financial liability for the put option in respect of non-controlling interests based on the present value of the amount expected to be paid to the non-controlling shareholder if exercised. Subsequently, the put option liability is adjusted to reflect changes in the present value of the amount that could be required to be paid at each reporting date, with fluctuations being recorded within the statement of loss, until it is exercised or expires. The put option is measured at amortized cost and the fair value of the put option is classified as Level 3 within IFRS 13, Fair value measurement.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at

Canada Goose Holdings Inc.	Page 50 of 54

the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
Standards issued and adopted
Configuration or Customization Costs in a Cloud Computing Arrangement
In April 2021, the International Financial Reporting Interpretations Committee (“IFRIC”) finalized an agenda decision within the scope of IAS 38, Intangible Assets which clarified the accounting of configuration and customization costs in cloud computing arrangements often referred to as Software as a Service ("SaaS") arrangements. As a result of the decision, costs that do not meet the capitalization criteria for intangible assets are expensed as incurred.
The adoption of the agenda decision was recognized as a change in accounting policy in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"). The Company amended the existing accounting policies related to implementation costs on SaaS arrangements as at April 1, 2019. The Company assessed the impact of the interpretation and identified $25.4m of costs recognized as intangible assets within ERP and computer software related to SaaS arrangements that were no longer eligible for capitalization and amortization in accordance with the agenda decision. As a result, these costs were written off as at April 1, 2019 as these costs would have been required to be expensed in the period incurred.
In accordance with IAS 8, retrospective application is required for accounting policy changes and comparative financial information was restated in these consolidated financial statements. The following tables outline the impacts of the restatements on the comparative periods:
Condensed Comprehensive Income Information
Increase (decrease)

	September 26, 2021
	Second quarter ended			Two quarters ended
	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
	$	$	$	$	$	$
SG&A expenses	123.7	(1.3)	122.4	215.1	(0.2)	214.9
Income tax recovery	(5.6)	0.4	(5.2)	(26.1)	0.1	(26.0)
Net income (loss)	9.0	0.9	9.9	(47.7)	0.1	(47.6)
Cumulative translation adjustment	1.7	(0.1)	1.6	(0.2)	—	(0.2)

Canada Goose Holdings Inc.	Page 51 of 54

Condensed Financial Position Information
Increase (decrease)

	September 26, 2021
	As previously reported	Adjustments	Restated
	$	$	$
Deferred income taxes (asset)	77.5	1.5	79.0
Intangible assets	154.8	(30.1)	124.7
Deferred income taxes (liability)	20.4	(6.2)	14.2
Equity	376.0	(22.4)	353.6
Condensed Cash Flow Information
Increase (decrease)

	September 26, 2021
	Second quarter ended			Two quarters ended
	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
	$	$	$	$	$	$
Net income (loss)	9.0	0.9	9.9	(47.7)	0.1	(47.6)
Depreciation and amortization	25.8	(3.5)	22.3	49.3	(5.6)	43.7
Income tax recovery	(5.6)	0.4	(5.2)	(26.1)	0.1	(26.0)
Changes in non-cash items	(62.5)	—	(62.5)	(169.4)	2.3	(167.1)
Investment in intangible assets	(3.8)	2.2	(1.6)	(4.7)	3.1	(1.6)
Interest Rate Benchmark Reform
In August 2020, the IASB issued “Interest Rate Benchmark Reform – Phase II (amendments to IFRS 9, Financial Instruments; IFRS 7, Financial Instruments: Disclosures; IAS 39, Financial Instruments: Recognition and Measurement; IFRS 4, Insurance Contracts and IFRS 16, Leases)”, which addresses issues that affect financial reporting once an existing benchmark rate is replaced with an alternative rate and provides specific disclosure requirements. The amendments introduce a practical expedient for modifications required by the Interbank Offer Rate (“IBOR”) reform. The amendments relate to the modification of financial instruments where the basis for determining the contractual cash flows changes as a result of the IBOR reform, allowing for prospective application of the alternative rate. A similar practical expedient exists for lessee accounting under IFRS 16. It also relates to the application of hedge accounting, which is not discontinued solely because of the IBOR reform. Hedging relationships, including formal designation and documentation, must be amended to reflect modifications to the hedged item, however, the practical expedient allows the hedge relationship to continue, although additional ineffectiveness may be required. The amendments are effective for annual reporting periods beginning on or after January 1, 2021. A broader market-wide initiative is underway to transition the various IBOR based on rates in use to alternative reference rates. The Company’s term loan facility at a net book value of $406.8m, is impacted by the IBOR reform. As such, the reformed

Canada Goose Holdings Inc.	Page 52 of 54

IFRS guidance has been adopted, however, accounting under the adopted standard will take place once IBOR related arrangements are modified, which constitutes as an accounting event. As no accounting events have occurred to date, the Company has determined there is no financial reporting impact as of October 2, 2022. The Company is in discussions with its lenders and is currently determining if any modifications will meet the requirements for the application of the practical expedient.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as of October 2, 2022 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes policies and procedures that:
•Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the receipts and expenditures of the Company are made only in accordance with authorizations of management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company that could have a material effect on the consolidated financial statements.
There has been no change in the Company’s internal control over financial reporting during the two quarters ended October 2, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Management determined that the Company’s internal control over financial reporting was effective as of October 2, 2022.

Canada Goose Holdings Inc.	Page 53 of 54

Limitations of Controls and Procedures
Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Canada Goose Holdings Inc.	Page 54 of 54